September 19, 2024

Jason Crawford
Chief Financial Officer
AZZ Inc.
One Museum Place, Suite 500
3100 West 7th Street
Fort Worth, TX 76107

       Re: AZZ Inc.
           Form 10-K for the Fiscal Year Ended February 29, 2024
           File No. 001-12777
Dear Jason Crawford:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2024
Item 11. Executive Compensation, page 89

1.     We note your reference to "Compensation Recovery Analysis Under the
Company's
       Clawback Policies" in your Proxy Statement filed May 28, 2024. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 19, 2024
Page 2

      Please contact Robert Arzonetti at 202-551-8819 or Sebastian Gomez Abero at 202-551-
3578 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance